For Immediate Release
                                                         ---------------------


                          The Asia Tigers Fund, Inc.
                       Announces Results of Tender Offer

          New York, NY, March 22, 2002 -- The Asia Tigers Fund, Inc. (the "Fund") announced today that, in accordance with its tender offer for up to 4,860,746 of its issued and outstanding shares of common stock, which expired on Friday, March 15, 2002, the Fund has accepted that number of shares for payment today at $8.70 per share. These shares represent 25% of the Fund's outstanding shares.

          A total of 14,614,277.5790 shares were properly tendered and not withdrawn by March 15, 2002, the final date for withdrawals. Therefore, in accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis for all tendering stockholders, other than stockholders holding 99 or less shares who tendered all their shares and for whom the Fund is accepting all shares properly tendered (aggregating 338,747.3175 shares). Accordingly, on a pro rata basis, 31.67651% of shares for each stockholder who properly tendered 100 or more shares has been accepted for payment.

          The Asia Tigers Fund, Inc. is a closed-end management investment company that seeks long-term capital appreciation by investing primarily in Asian equity securities. The Fund is traded on the New York Stock Exchange under the trading symbol "GRR". Advantage Advisers, Inc., a subsidiary of CIBC World Markets Corp., serves as Investment Manager to the Fund.

          Periodically updated information on the Fund can be obtained through the Fund's toll-free phone line at (800) 421-4777. Information provided includes a recorded update reviewing the Fund's top holdings, net asset value, performance and other information.

          For general information, contact Barbara Pires, 212-667-4711.